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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           J. Alexander's Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    466096104
                           --------------------------
                                 (CUSIP Number)




                                E. Townes Duncan
                      30 Burton Hills Boulevard, Suite 100
                           Nashville, Tennessee 37215
                                 (615) 665-3818
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 22, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on the following pages)

                               (Page 1 of 8 Pages)


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CUSIP No. 466096104               13D             Page 2 of 8 Pages

-------------------------                      ---------------------------------


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  1    NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       E. Townes Duncan
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [X]

                                                                (b)   [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS

       00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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  NUMBER OF       7   SOLE VOTING POWER
                      33,730 shares of Common Stock
   SHARES      -----------------------------------------------------------------

BENEFICIALLY      8   SHARED VOTING POWER
                      1,563,436 shares of Common Stock
   OWNED BY    -----------------------------------------------------------------

    EACH          9   SOLE DISPOSITIVE POWER
                      33,730 shares of Common Stock
  REPORTING    -----------------------------------------------------------------

   PERSON         10  SHARED DISPOSITIVE POWER
                      1,563,436 shares of Common Stock
    WITH
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,597,166 shares of Common Stock, consisting of 32,550 shares of
       Common Stock held directly, which includes 9,000 shares issuable upon the exercise of outstanding stock options, and 1,564,616 shares of Common Stock held indirectly.
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.5% Common Stock
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  14   TYPE OF REPORTING PERSON

       IN
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CUSIP No. 466096104                   13D           Page 3 of 8 Pages

-----------------------                           ------------------------------


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  1   NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Solidus, LLC
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [X]

                                                              (b)  [ ]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS

      WC
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Tennessee
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  NUMBER OF      7   SOLE VOTING POWER
                     0 shares of Common Stock
   SHARES      -----------------------------------------------------------------

BENEFICIALLY     8   SHARED VOTING POWER
                     1,560,666 shares of Common Stock

  OWNED BY     -----------------------------------------------------------------

    EACH         9   SOLE DISPOSITIVE POWER
                     0 shares of Common Stock
  REPORTING    -----------------------------------------------------------------

   PERSON        10  SHARED DISPOSITIVE POWER
                     1,560,666 shares of Common Stock
    WITH
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,666 shares of Common Stock held directly.

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
      Excludes shares beneficially owned by its Chief Manager, E. Townes
      Duncan, personally, either directly or indirectly through his wife, as custodian for minor children or trusts for the benefit of his children.
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.9% Common Stock
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      00
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On March 22, 1999, Solidus purchased 1,086,266 shares of common stock, par value $0.05 per share (the "Common Stock"), of the Issuer in a negotiated transaction at a price of $3.75 per share, for a total consideration of $4,073,497.50. The source of funds was the working capital of Solidus.

ITEM 4.  PURPOSE OF TRANSACTION.

        Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes, and Solidus made the purchase described herein to provide the Issuer with additional capital as part of the Issuer's financing plan. Solidus believes that providing additional equity capital to the Issuer will enable the Issuer to carry out its long-term business strategy for the benefit of all the Issuer's shareholders.

        Pursuant to a Stock Purchase and Standstill Agreement between Solidus and the Issuer, dated March 22, 1999, Solidus purchased 1,086,266 shares of common stock, for $3.75 per share, for an aggregate purchase price of $4,073,497.50. In addition, Solidus agreed that (i) for a period of seven years, Solidus and its affiliates would not acquire or hold more than 33% of the Issuer's common stock; (ii) for a period of seven years, Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Issuer; (iii) for a period of seven years, Solidus and its affiliates would not sell the Issuer's common stock, except to the Issuer, a person, entity or group approved by the Issuer or to an affiliate of Solidus; (iv) the above restrictions on Solidus' ownership and ability to solicit proxies would terminate in the event of certain tender offers or exchange offers, a notice filing with the Department of Justice relating to the acquisition by a third party of more than 15% of the outstanding common stock or with the Securities and Exchange Commission relating to the acquisition by a third party of more than 10% of the outstanding common stock, the Issuer's proposing or approving a merger or other business combination, or a change to a majority of the Issuer's Board of Directors over a two-year period; and (v) Solidus would not exercise rights attributable to the 1,086,266 shares of common stock purchased on March 22, 1999, during the Issuer's rights offering, pursuant to which holders of each share will be granted the nontransferable right to purchase 0.2 share of the Issuer's common stock at $3.75 per share for each share owned on April 5, 1999. Either Mr. Duncan or Solidus may purchase additional shares of Common Stock subject to the foregoing limitations.

        Except as set forth above, neither Mr. Duncan nor Solidus has plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.



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         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                (a) Mr. Duncan beneficially owns 24.5% of the Common Stock of the Issuer (0.5% with sole dispositive power), or 1,597,166 shares of Common Stock, consisting of 32,550 shares of Common Stock held directly, which includes 9,000 shares issuable upon the exercise of stock options, and 1,564,616 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus.

         Solidus beneficially owns 23.9% of the Common Stock of the Issuer (0% with sole dispositive power), or 1,560,666 shares of Common Stock held directly.

                (b) Mr. Duncan beneficially owns the following number of shares of Common Stock with:

                Sole Voting Power: 33,730 shares of Common Stock

                Shared Voting Power: 1,563,436 shares of Common Stock

                Sole Dispositive Power: 33,730 shares of Common Stock

                Shared Dispositive Power: 1,563,436 shares of Common Stock

         Mr. Duncan shares voting power and dispositive power with respect to 700 shares held by Mr. Duncan's wife, Ellen Duncan, and with respect to 2,070 shares held in trusts of which Mrs. Duncan is trustee. Mrs. Duncan is a homemaker. Her residence address is 4337 Sneed Road, Nashville, Tennessee 37215-3215. She has no disclosures pursuant to
         Item 2(d) or (e). She is a citizen of the United States.

         Mr. Duncan shares voting power and dispositive power with respect to 1,560,666 shares of Common Stock held by Solidus, of which he is the Chief Manager and a member of the Board of Governors.

         Solidus beneficially owns the following number of shares of Common Stock with:

                Sole Voting Power: 0 shares of Common Stock

                Shared Voting Power: 1,560,666 shares of Common Stock

                Sole Dispositive Power: 0 shares of Common Stock

                Shared Dispositive Power: 1,560,666 shares of Common Stock



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


         Information with respect to the Board of Governors of Solidus is set forth on Exhibit 2 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on February 1, 1999.

         (c) On March 22, 1999, Solidus purchased 1,086,266 shares of Common Stock in a negotiated transaction, at a price of $3.75 per share.

         (d)    N/A

         (e)    N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shares beneficially owned by Mr. Duncan include an aggregate of 2,070 shares of Common Stock held in three trusts of which his wife is the trustee.

         Pursuant to a Stock Purchase and Standstill Agreement between Solidus and the Issuer, dated March 22, 1999, Solidus purchased 1,086,266 shares of common stock, for $3.75 per share, for an aggregate purchase price of $4,073,497.50. In addition, Solidus agreed that (i) for a period of seven years, Solidus and its affiliates would not acquire or hold more than 33% of the Issuer's common stock; (ii) for a period of seven years, Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Issuer; (iii) for a period of seven years, Solidus and its affiliates would not sell the Issuer's common stock, except to the Issuer, a person, entity or group approved by the Issuer or to an affiliate of Solidus; (iv) the above restrictions on Solidus' ownership and ability to solicit proxies would terminate in the event of certain tender offers or exchange offers, a notice filing with the Department of Justice relating to the acquisition by a third party of more than 15% of the outstanding Common Stock or with the Securities and Exchange Commission relating to the acquisition by a third party of more than 10% of the outstanding common stock, the Issuer's proposing or approving a merger or other business combination, or a change to a majority of the Issuer's Board of Directors over a two-year period; and (v) Solidus would not exercise rights attributable to the 1,086,266 shares of common stock purchased on March 22, 1999, during the Issuer's rights offering, pursuant to which holders of each share will be granted the nontransferable right to purchase 0.2 share of the Issuer's common stock at $3.75 per share for each share owned on April 5, 1999.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement of E. Townes Duncan and Solidus, LLC (included in the Schedule 13D filed on February 1, 1999.)




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         Exhibit 2    Information with respect to the Board of Governors of
                      Solidus, LLC (included in the Schedule 13D filed on February 2, 1999.)

         Exhibit 3 Stock Purchase and Standstill Agreement between the Issuer and Solidus, LLC (Exhibit 4(e) of the issuer's Annual Report on Form 10-K for the year ended January 3, 1999, is incorporated by reference.)





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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                              /s/ E. Townes Duncan
                                              ----------------------------------
                                                       E. Townes Duncan

Date: March 24, 1999